UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707—8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Form 6-K Exhibit Index

Exhibit	Description of Exhibit

99.1	Husky Energy Inc. press release, issued July 25, 2013, announcing its earnings for the period ended June 30, 2013.

99.2	Interim financial statements for the period ended June 30, 2013.

99.3	Interim MD&A for the period ended June 30, 2013.

Exhibit 99.2 (interim financial statements for the period ended June 30, 2013) and Exhibit 99.3 (interim MD&A for the period ended June 30, 2013, to this report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statement on Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
James D. Girgulis
Date: July 25, 2013		Senior Vice President, General Counsel & Secretary